[ICP LETTERHEAD]

                               March 15, 1999

Mr. Francis C. Harrell
920 Calloway Drive
Brentwood, TN 37027

Dear Mr. Harrell:

        The Board of Directors of the International Comfort Products Corporation recognizes the contribution that you have made to International Comfort Products Corporation or one of its direct or indirect subsidiaries (collectively herein "Company") and wishes to ensure your continuing commitment. Accordingly, in exchange for your continuing commitment to the Company, the Company hereby agrees to the following, which sets forth certain rights that you have in the event your employment with the Company is terminated following a Change in Control:
        1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):
        1.1     "Cause" shall mean any one of the following:

                (a)     personal dishonesty;
                (b)     willful misconduct;
                (c)     breach of fiduciary duty; or
                (d) conviction of any felony or crime involving moral turpitude.
        1.2 "Change in Control" means that: (a) a person (other than you or a group of which you are a member or participant) hereafter becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding voting securities.
        1.3 "Change in Control Period" means a twenty-four (24) month period beginning the day after there occurs a Change in Control.
        1.4 "Change in Duties or Compensation" means any one of: (a) a material change in your duties and responsibilities for the Company from those duties and responsibilities for the Company in effect at the time a Change in Control occurs, which change results in the assignment of duties and responsibilities inferior to your duties and responsibilities at the time such Change in Control occurs (it being understood and acknowledged by you that a Change in Control that results in two persons of which you are one having similar or sharing duties and responsibilities shall not be a material change in your duties and responsibilities); (b) a reduction in your salary and benefits (excluding discretionary bonuses), from the salary and benefits in effect at the time a Change in Control occurs; (c) a change in the location of your work assignment from your location at the time a Change in Control occurs to any other city or geographical location that is located further than one hundred (100) miles from that location; or (d) the Company terminates or amends any Incentive Plan so that, when considered in the aggregate with any substitute plan or other substitute compensation, the Incentive Plan in which you are participating fails to provide you with a level of benefits equivalent to at least 85% of the value of the level of benefits provided in the aggregate by the terminated or amended Incentive Plan at the date of such termination or amended Incentive Plan at the date of such termination or amendment; provided, however, that a Change in Duties or Compensation shall not be deemed to exist under this clause (d) if the decline in Incentive Plan compensation is related to a decline in performance.

        1.5 "Incentive Plans" shall mean any incentive, bonus, deferred compensation, pension, retirement or similar plan or arrangement currently or hereafter made available by Company in which you are eligible to participate.
        1.6 "Welfare Plans" shall mean any health and dental plan, disability plan, survivor income plan and life insurance plan or arrangement currently or hereafter made available by Company in which you are eligible to participate.
        2. TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE IN CONTROL; SEVERANCE. The Company's Board of Directors may terminate your employment, with or without cause, at any time by giving you written notice of such termination, such termination of employment to be effective on the date specified in such notice. You also may terminate your employment with the Company at any time. The effective date of termination (the "Effective Date") shall be the last day of your employment with the Company, as specified in a notice by you, or if you are terminated by the Company, the date that is specified by the Company in its notice to you. The following sections set forth your rights to severance in the event of the termination of your employment in certain circumstances following a Change in Control by either the Company or you. Section 6 also sets forth certain restrictions on your activities in the event that your employment with the Company is terminated, whether by the Company or you. That section shall survive any termination of this Agreement or your employment with the Company.
        2.1. Termination by the Company for Cause. If you are terminated for Cause, the Company shall have no obligation whatsoever under this Agreement to you, and your participation in all of the Company's benefit plans and programs shall cease as of the Effective Date. In the event of a termination for Cause, you shall not be entitled to receive severance benefits described in Section 3.
        2.2. Termination by the Company Without Cause. If, during a Change in Control Period, your employment with the Company is terminated by the Company without Cause, you shall be entitled to receive Benefits (as defined in Section 3) for twenty-four (24) months following the Effective Date.

        2.3. Termination By You For Change in Duties or Compensation During a Change in Control Period. In addition to your rights under Section 2.2, if during a Change in Control Period there occurs a Change in Duties or Compensation, you may terminate your employment with the Company at any time by giving, within thirty (30) days after the occurrence of the Change in Duties or Compensation, not less than one hundred twenty (120) nor more than one hundred eighty (180) days' notice of such termination to the Company. During whatever notice period that you work any reduction in your Compensation will be restored. At the option of the Company, following receipt of such notice, it may: (a) change and/or cure, within fifteen (15) days, the condition that you claim has caused the Change in Duties or Compensation, in which case, your rights to terminate your employment with the Company pursuant to this Section
2.3 shall cease (unless there occurs thereafter another Change in Duties or Compensation) and you shall continue in the employment of the Company notwithstanding the notice that you have given; (b) allow you to continue your employment through the date of that you have specified in your notice; or (c) immediately terminate your employment pursuant to Section 2.2. In the event you terminate your employment with the Company pursuant to this Section 2.3, you shall be entitled to receive Benefits (as defined in Section 3) for twenty-four (24) months following the Effective Date. Your failure to provide the notice required by this Section 2.3 shall result in you having no right to receive any further compensation from the Company except for any base salary or vacation earned but not paid plus any bonus earned and accrued by the Company through the Effective Date. It is expressly understood and agreed that you shall have no rights arising under this Section 2.3 following a Change in Control if the Change in Control results from you or a group of which you are a member or participant becoming the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding voting securities.
        3. SEVERANCE BENEFITS. In the event that your employment with the Company is terminated as described in Section 2.2 or 2.3, you shall be entitled to the following benefits contained in subsections 3.1, 3.2, 3.3 and
3.4 (herein "Benefits") for the respective period of time set forth in the applicable section. The twenty-four (24) month period of time described in either Sections 2.2 or 2.3 is hereinafter referred to as the "Severance Period". Notwithstanding anything to the contrary in this Agreement, no benefits under Sections 3.1 or 4 shall be paid to you until and unless any amounts then owed by you to the Company have been paid in full and the Company may offset against any such benefits any amounts that are owed, irrespective of the maturity date thereof.

        3.1 Salary Continuance. Throughout the applicable Severance Period, you shall continue to be paid, on an annual basis, an amount equal to the average of your regular salary and bonus (excluding reimbursements for certain expenses or costs and/or gross-ups designed to reimburse you for certain expenses or costs) that you received during the three (3) years preceding your termination. Such amounts shall be paid on a periodic basis using the Company's regular payroll periods. At the option of the Company, which may be exercised by the Company in writing at any time after the Effective Date, you shall receive a single lump sum payment equal to the present value payment of any remaining payments that you would receive during the remaining portion of the applicable Severance Period. The determination of the amount of this payment shall be made by the Company's actuaries and benefit consultants and, absent manifest error, shall be final, binding and conclusive upon you and the Company.
        3.2 Continuation of Benefits. During the applicable Severance Period, you shall continue to receive all benefits to which you were entitled and which you were receiving on the day preceding the Effective Date. Without limiting the generality of the foregoing, the following provisions shall apply:
        (a) For purposes of any Incentive Plans, you shall be given service credit for all purposes for, and shall be deemed to be an employee of Company during the Severance Period, notwithstanding the fact that you are not an employee of Company or any of its affiliates during the Severance Period; provided that, if the terms of any of such Incentive Plans do not permit such credit or deemed employee treatment, Company will make payments and distributions to you outside of the Incentive Plans in amounts substantially equivalent to the payments and distributions you would have received pursuant to the terms of the Incentive Plans and attributable to such credit or deemed employee treatment, had such credit or deemed employee treatment been permitted pursuant to the terms of the Incentive Plans.
        (b) During the Severance Period, you and your spouse and family will continue to be covered by all Welfare Plans maintained by Company in which you or your spouse or family were participating immediately prior to the date of your termination as if you continued to be an employee of Company; provided that, if participation in any one or more of such Welfare Plans is not possible under the terms thereof, Company will provide substantially identical benefits. If, however, you obtain employment with another employer during the Severance Period such coverage shall be provided until the earlier of: (i) the end of the Severance Period or (ii) the date on which you and your spouse and family can be covered under the plans of a new employer without being excluded from full coverage because of any actual pre-existing condition. Nothing contained herein is intended to in any way limit your rights under COBRA.
        3.3 Unused or Accrued Vacation. You will be paid for any unused or accrued vacation that you had earned as of the Effective Date.
        3.4 Automobile. You shall continue to have use of the automobile provided to you by the Company. At the end of the applicable Severance Period, you shall have the option to purchase any automobile furnished by the Company for your use. The exercise price of this option shall be the net book value, as set forth on the Company's books, of the automobile at such time.
        4. EFFECT OF TERMINATION ON STOCK OPTIONS. In the event of any termination of your employment, all stock options held by you that are vested prior to the Effective Date shall be exercisable in accordance with their terms; all stock options held by you that are not vested prior to the Effective Date shall lapse and be void; provided, however, in the event that your employment with the Company is terminated as described in Section 2.2 or 2.3, then, unless your option provides that it is immediately exercisable in the event of a Change in Control, in which case the terms of your option agreement shall control, you shall receive, within thirty (30) days after the Effective Date, a lump sum cash distribution equal to: (a) the number of shares of the Company's ordinary shares that are subject to options held by you that are not vested on the Effective Date; multiplied by (b) the difference between: (i) the closing price of a share of the Company's ordinary shares on the American Stock Exchange as reported by The Wall Street Journal as of the day prior to the Effective Date (or, if the American Stock Exchange is closed on that date, on the last preceding date on which the American Stock Exchange was open for trading), and (ii) the applicable exercise price(s) of such non-vested shares.

        5.      ADDITIONAL AMOUNT.
        (a) The Company will pay you an amount (the "Additional Amount") equal to the excise tax under the United States internal Revenue Code of 1986, as amended (the "Code"), if any, incurred by you by reason of the payments under this Agreement and any other plan, agreement or understanding between you and the Company or its parent, subsidiaries or affiliates (collectively, "Separation Payments") constituting excess parachute payments under Section 280G of the Code (or any successor provision thereof). In addition, the Company will pay you an amount equal to all excise taxes and federal, state and local income taxes incurred by you with respect to receipt of the Additional Amount.
        (b) All determinations required to be made under this Section 5, including whether an Additional Amount is required and the amount of any Additional Amount, will be made by the independent auditors engaged by the Company immediately prior to the Change in Control (the "Accounting Firm"), which will provide detailed supporting calculations to the Company and you.
In computing taxes, the Accounting Firm will use the highest marginal federal, state and local income tax rates applicable to you and will assume the full deductibility of state and local income taxes for purposes of computing federal income tax liability, unless you demonstrate that you will not in fact be entitled to such a deduction for the year of payment.
        (c) The Additional Amount, computed assuming all of the Separation Payments constitute excess parachute payments as defined in Section 280G of the Code (or any successor provision thereof), will be paid to you in proportion to the and at the times that the Separation Payments are received unless the Company, prior to the Severance Period, provides you with an opinion of the Accounting Firm that you will not incur an excise tax on part or all of the Separation Payments. Any such opinion will be based upon the applicable regulations under Sections 280G and 4999 of the Code (or any successor provisions thereof) or substantial authority within the meaning of Section 6662 of the Code. If such opinion applies only to part of the Separation Payments, the Company will pay you the Additional Amount with respect to that part of the Separation Payments not covered by the opinion.
        6. DISCLOSURE OF INFORMATION. You recognize and acknowledge that, as a result of your employment by the Company, you have or will become familiar with and acquire knowledge of confidential information and certain trade secrets that are valuable, special, and unique assets of the Company.
You agree that any such confidential information and trade secrets are the property of the Company. Therefore, you agree that, for and during your employment with the Company and continuing following the termination of your employment for any reason whatsoever, any such confidential information and trade secrets shall be considered to be proprietary to the Company and kept as the private records of the Company and will not be divulged to any firm, individual, or institution, or used to the detriment of the Company. The parties agree that nothing herein shall be construed as prohibiting the Company from pursuing any remedies available to it for any breach or threatened breach of this Section 6, including, without limitation, the recovery of damages from you or any person or entity acting in concert with you.
        7.      GENERAL PROVISIONS.
        7.1 Full Satisfaction. You acknowledge and agree that the payments and benefits that may be provided to you pursuant to Sections 2.2, 2.3, 3, 4 and 5 of this Agreement are reasonable and sufficient and that you are not entitled to any additional notice or pay in lieu of notice, termination pay, severance pay, stock options or other payments or benefits whether under statute, common law, Company policy, contract or otherwise as a result of any termination of your employment with the Company following a Change in Control. Upon compliance by the Company with the terms of this Agreement, the Company shall be released and held harmless by you from any and all claims which you may have for whatever reason or cause in connection with your employment with the Company, or the termination thereof following a Change in Control.
        7.2 Plans. Nothing in this Agreement shall affect your rights during your employment to receive increases in compensation, responsibilities or duties or to participate in and receive benefits from any pension plan, benefit plan or profit sharing plans except such plans which specifically address benefit(s) of the type addressed in Sections 3 and 4 of this Agreement.
        7.3 Death During Severance Period. If you die during the applicable Severance Period, any Benefits remaining to be paid to you shall be paid to the beneficiary designated by you to receive such Benefits (or in the absence of such a designation, to your surviving spouse or next of kin).

        7.4 Notices. Any notices to be given hereunder by either party to the other may be effected by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the addresses appearing on the first page of this Agreement (to the attention of the Secretary in the case of notices to the Company), but each party may change such address by written notice in accordance with this Section 7.4. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of the second day following deposit in the United States Mail.
        7.5 Entire Agreement. This Agreement supersedes any and all previous oral or written agreements, understandings or arrangements between the Company and you regarding a termination of your employment with the Company or a change in your status, scope or authority and the salary, benefits or other compensation that you receive from the Company as a result of the termination of your employment with the Company following a Change in Control (the "Subject Matter"), all of which are hereby wholly terminated and canceled. Any benefits that you receive as a result of your termination following a Change in control shall be determined solely and exclusively by this Agreement and, notwithstanding any policy of the Company or the terms of any other agreement or understanding, you will be entitled to no other benefits in the event of such a termination. This Agreement contains all of the covenants and agreements between the parties with respect to the Subject Matter. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made with respect to the Subject Matter by any party, or anyone acting on behalf of any party, which are not embodied herein. Any subsequent agreement relating to the Subject Matter or any modification of this Agreement will be effective only if it is in writing signed by the party against whom enforcement of such modification is sought. Subject to the foregoing, this Agreement, however, does not affect or supersede any policy or other agreements that you may have with the Company regarding termination of your employment with the Company or a change in your status, scope or authority and the salary, benefits or other compensation that you receive from the Company as a result of the termination of your employment in the absence of a Change in Control.
        7.6 Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.
        7.7 Law Governing Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee and the courts of the State of Tennessee USA.
        7.8 Waiver of Jury Trial. The Company and you hereby expressly waive any right to a trial by jury in any action or proceeding to enforce or defend any rights under this Agreement, and agree that any such action or proceeding shall be tried before a court and not a jury. You irrevocably waive, to the fullest extent permitted by law, any objection that you may have or hereafter have to the laying of the venue of any such action or proceeding and any claim that any such action or proceeding brought in such a court has been brought in an inconvenient forum.
        7.9 Miscellaneous. Failure or delay of either party to insist upon compliance with any provision hereof will not operate as and is not to be construed to be a waiver or amendment of the provision or the right of the aggrieved party to insist upon compliance with such provision or to take remedial steps to recover damages or other relief for noncompliance. Any express waiver of any provision of this Agreement will not operate and is not to be construed as a waiver of any subsequent breach, irrespective of whether occurring under similar or dissimilar circumstances. You may not assign any of your rights under this Agreement. The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company. The Company agrees that it will assign this Agreement to any successor company and ensure that its terms are continued.
                                 -5-

        If all of the foregoing contained in this Agreement is agreed to by you, please signify your agreement by executing the enclosed duplicate of this letter and returning the same to us upon which this letter, as so agreed upon, shall constitute an Agreement between us.

INTERNATIONAL COMFORT PRODUCTS          INTERNATIONAL COMFORT PRODUCTS
CORPORATION                              CORPORATION

  /s/ Robert C. Henningsen                      /s/ W. Michael Clevy

Robert C. Henningsen                    W. Michael Clevy
Senior Vice President, Human            President and Chief Executive Officer
Resources and Administration




The foregoing is agreed to and accepted by:

Company Employee's Signature:   /s/ Francis C. Harrell
                                ________________________

Please Print or Type Name:          Francis C. Harrell
                                ___________________________

Please Print or Type Title:     Sr Vice President Business Development
                                ____________________________







                                 -6-